VanEck ETF Trust
Third Avenue, 9th Floor
New York, New York 10017

666 Third Avenue, 9th Floor New York, NY 10017

MATTHEW BABINSKY mbabinsky@vaneck.com
(212) 293-2048

June 22, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jason Fox, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Fox:

We are in receipt of your telephonic comment with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Annual Report to Shareholders on Form N-CSR for the Trust, with respect to VanEck Bitcoin Strategy ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2023. The Trust has considered the staff of the SEC’s (the “Staff”) comment and below we provide a response to the comment.

Comment 1.	Please supplementally explain how the Fund would value bitcoin futures positions if the Chicago Mercantile Exchange (the “CME”) halted trading.

Response 1.
We supplementally inform the Staff that the Fund intends to fair value its bitcoin futures positions if the CME halted trading. Van Eck Absolute Return Advisers Corporation (the “Adviser”) believes that the Fund could potentially use the spot price of bitcoin for pricing purposes if the CME halted trading of bitcoin futures. The spot price underlying the CME bitcoin futures is the CME CF Bitcoin Reference Rate, or the BRTA Index on Bloomberg. The Adviser expects that it would also take into consideration the nature of the halt. Bitcoin contracts have moved to dynamic circuit breakers and would be expected to re-open after a two-minute halt during intraday price moves of 10% or more in an hour. The Adviser could also potentially look to the Coinbase bitcoin futures contract trading on the Coinbase Derivative Exchange for pricing/settlement information since the Coinbase bitcoin futures settlement prices and CME bitcoin futures settlement prices have been highly correlated given recent historical settlement data.

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2048.

Very truly yours,

/s/ Matthew Babinsky
Matthew Babinsky
Vice President and Associate General Counsel
Van Eck Associates Corporation